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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 11-K


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 ( No Fee Required )

For the fiscal year ended December 31, 2000


                                       OR

[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 ( No Fee Required )

For the transition period from ___________ to ________________




                         Commission file number 1-13647
                            ------------------------

                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                             RETIREMENT SAVINGS PLAN
                              5330 East 31st Street
                              Tulsa, Oklahoma 74135
                    (Full Title and the Address of the Plan)



                      DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                              5330 East 31st Street
                              Tulsa, Oklahoma 74135
             (Name of Issuer of Securities held Pursuant to the Plan
               and the Address of its Principal Executive Office)






================================================================================

                              REQUIRED INFORMATION
                              --------------------

     The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the "Plan") are included herein:

     1. An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2000 and 1999.

     2. An audited statement of changes in net assets available for benefits for the fiscal years ended December 31, 2000, 1999 and 1998.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                4

FINANCIAL  STATEMENTS  AS OF DECEMBER  31, 2000 AND 1999 AND FOR
   THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998:

   Statements of Net Assets Available for Benefits                          5

   Statements of Changes in Net Assets Available for Benefits               6

   Notes to Financial Statements                                         7 - 10

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
   DECEMBER 31, 2000:

   Schedule G - Schedule of Nonexempt Transactions                         11

   Schedule H Line 4i - Schedule of Assets Held for
        Investment Purposes at End of Year                                 12

SIGNATURES                                                                 13

INDEX TO EXHIBITS                                                          14

INDEPENDENT AUDITORS' REPORT


To Dollar Thrifty Automotive Group, Inc.
   Retirement Savings Plan
Tulsa, Oklahoma:

We have audited the accompanying statements of net assets available for benefits of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Tulsa, Oklahoma
June 8, 2001

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


ASSETS                                            2000                 1999

INVESTMENTS, at fair value                     $ 39,405,919         $ 34,805,113

RECEIVABLES:
   Contributions receivable - employers             120,929               26,299
   Contributions receivable - participants          212,617               81,099
   Accrued investment income                         29,687               21,798
                                               ------------         ------------
           Total receivables                        363,233              129,196
                                               ------------         ------------
NET ASSETS AVAILABLE FOR BENEFITS              $ 39,769,152         $ 34,934,309
                                               ============         ============

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


                                             2000          1999            1998

ADDITIONS TO NET ASSETS:
   Contributions:
      Participants                      $  5,838,616  $  4,617,030  $  4,074,098
      Employers                            2,046,601     1,397,349     1,150,353
      Rollovers                              210,947       535,322       355,852
                                        ------------  ------------  ------------
                                           8,096,164     6,549,701     5,580,303

   Investment income:
      Net appreciation (depreciation)
         in fair value of investments     (1,380,340)    3,793,322     1,448,709
      Interest and dividends                 732,396       627,186     2,513,109
                                        ------------  ------------  ------------
                                            (647,944)    4,420,508     3,961,818
                                        ------------  ------------  ------------
           Total additions                 7,448,220    10,970,209     9,542,121

DEDUCTIONS FROM NET ASSETS:
   Distributions to participants           2,598,295     2,861,190     1,947,315
   Administrative expenses                    15,082        69,291        20,200
                                        ------------  ------------  ------------
           Total deductions                2,613,377     2,930,481     1,967,515
                                        ------------  ------------  ------------
NET INCREASE                               4,834,843     8,039,728     7,574,606

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                      34,934,309    26,894,581    19,319,975
                                        ------------  ------------  ------------
   End of year                          $ 39,769,152  $ 34,934,309  $ 26,894,581
                                        ============  ============  ============

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan ("the Plan"), formerly Pentastar Services, Inc. Retirement Savings Plan is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc., Thrifty, Inc. and subsidiaries, and Dollar Rent A Car Systems, Inc. and subsidiaries, (collectively, the "Companies" or the "Employers"). All full-time employees of the Companies who have one year of service and have attained the age of 21 or older are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

     The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan's Summary Plan Description or the Plan Agreement for a more complete description of the Plan's provisions. The terms used herein are as defined in the Plan document.

     Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. BancOklahoma Trust Company ("BancOklahoma" or the "Trustee") holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

     Participant Contributions - Participants may make elective contributions, through payroll deductions, from 1% to 15% of their annual compensation, as defined in the plan document. Participants may direct the investment of all contributions in one or more investment funds.

     Employers Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion. During 1999 and 1998, the employers matched 50% up to 5% of the employee's eligible compensation, subject to statutory limits. During 2000, the employers matched 50% up to 6% of the employee's eligible compensation. Effective January 1, 2001, the employer's match increased to 75% up to 6% of the employee's eligible compensation with one-third of the match being company stock. Effective January 1, 2002, the employer's match will increase to 100% up to 6% of the employee's eligible compensation with one-half of the match being company stock.

     Participant Accounts - Each participant's account is credited with the participant's contribution, the Employers' matching contribution and an allocation of the Plan's earnings based on units of participation, as defined in the plan documents. The benefit to which a participant is entitled is the vested portion of the amount credited to the participant's account.

     Vesting - Participants are fully vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employers' contributions to their accounts and earnings thereon is at a rate of 20% for each completed year of service. However, upon retirement, death or disability, participants become fully vested in their accounts.

     Withdrawals, Loans and Benefit Payments - Participants may withdraw amounts from the vested portion of their accounts for purposes that qualify as hardships under Section 401(k) of the Internal Revenue Code. Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

     Participants may obtain loans for a minimum of $1,000 from their accounts, subject to limitations as defined in the Plan document. Participant loans are evidenced by promissory notes, bear interest and are accounted for as investments by the Plan. Security for repayment of such loans consists of the vested portion of the participant's account.

     Upon termination of service, participants are entitled to receive either a lump-sum amount or installment payments equal to the value of the vested portion of the participant's account. Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached.

     Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers' matching contributions. Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan's administrative expenses. At December 31, 2000 and 1999, $174,581 and $134,649, respectively, of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the American Performance Cash Management Fund.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are stated at estimated recoverable amounts.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Investment Options - The following description of the Plan's investment options is for general purposes only. Participants should refer to the information provided by BancOklahoma for a more complete description of the Plan's investment options and their respective underlying investment vehicles and investment objectives. Participants can invest their contributions, Employers' matching contributions and rollovers in whole percentages in the following:

     o Dreyfus Appreciation Fund which invests primarily in common stocks of U.S. and foreign companies. This investment option became available to Plan participants during February 1999.

     o INVESCO Balanced Fund which invests primarily in common stocks and investment grade fixed-income securities. This investment option became available to Plan participants during February 1999.

     o SEI Prime Obligation Cash Fund which invests in short term money market instruments.

     o SEI Balanced Fund which invests in money market funds, bonds and stocks. The fund is invested in the SEI Balanced Investment mutual fund managed by Sun Bank Capital Management of Florida. This fund was an investment option through February 1999.

     o SEI Bond Index Fund which invests in debt obligations issued or guaranteed by the U.S. government, foreign sovereign governments, municipalities or international agencies and investment-grade debt obligations issued by U.S. corporations.

     o SEI Capital Appreciation Fund which invests in common stocks considered undervalued, fixed income securities and other types of equity securities. The fund utilizes the SEI Capital Appreciation Equity Fund managed by Sun Bank Capital Management of Florida. This fund was an investment option through February 1999.

     o SEI S&P 500 Index Portfolio which invests in common stocks which comprise the S&P 500 index.

     o T. Rowe Price New Horizons Fund which invests in common stocks of small and mid-capitalization growth companies.

     o Templeton Foreign Fund which invests in stocks and debt securities of companies and governments outside of the U.S.

     o Company Stock Fund which invests in the common stock of Dollar Thrifty Automotive Group, Inc. This investment option became available to Plan participants on September 1, 1999.

     Plan Administration Costs - Substantially all costs of Plan administration have been borne by the Companies, with the exception of $15,082, $69,291 and $20,200 in administrative expenses paid by the Plan from unallocated forfeitures in 2000, 1999 and 1998, respectively.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

2.   INVESTMENTS

     The following table presents investments that represent five percent or more of the Plan's net assets:


                                               December 31, 2000                       December 31, 1999
                                        -------------------------------         -------------------------------
                                        Units, Shares                           Units, Shares
                                         or Principal         Fair               or Principal         Fair
                                            Amount            Value                 Amount            Value

SEI S&P 500 Index Portfolio                  292,404      $ 11,944,706               254,249      $ 11,568,347
Dreyfus Appreciation Fund                    182,834         7,850,897               160,092         7,320,988
INVESCO Balanced Fund                        318,079         5,362,811               270,194         4,809,460
T. Rowe Price New Horizons Fund              171,273         4,091,708               121,755         3,351,907
SEI Prime Obligation Cash Fund             3,944,054         3,944,054             3,387,131         3,387,131
Participant loans                          2,152,085         2,152,085             1,861,959         1,861,959



     During the years ended December 31, 2000, 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by market quotes as follows:


                                                          Years Ended December 31,
                                            --------------------------------------------------
                                                  2000               1999               1998

Registered investment companies             $ (1,618,111)       $ 3,766,055        $ 1,448,709
Common stock                                     237,771             27,267                  -
                                            ------------        -----------        -----------
     Net appreciation (depreciation)
        in fair value of investments        $ (1,380,340)       $ 3,793,322        $ 1,448,709
                                            ============        ===========        ===========





     The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

3.   TAX STATUS

     The Plan obtained its latest determination letter on January 3, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan's financial statements.

     During 2000 and 1999, nonexempt prohibited transactions occurred which involved the submission of employee contributions to the Plan more than 15 business days following the end of the month in which the amounts were withheld from compensation. The necessary corrective actions either will be or have been taken, including filing of the appropriate forms with the IRS, and these transactions did not affect the tax-exempt status of the Plan. The nonexempt prohibited transaction occurring in 2000 is included in supplemental Schedule G - Schedule of Nonexempt Transactions.

4.   PLAN TERMINATION

     Although they have not expressed any intent to do so, the Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA. In the event of Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law.

                                     ******


DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE G - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------------------


                                                (c)
                                          Description of
                            (b)            transactions                                 (g)
                        Relationship        including                                  Expenses                             (j)
                          to plan,        maturity date,                             incurred in               (i)       Net gain
       (a)               employer,       rate of interest,     (d)      (e)    (f)    connection      (h)    Current     or (loss)
  Identity of          or other party-  collateral, par or   Purchase Selling Lease      with       Cost of  value of     on each
 party involved          in-interest      maturity value      price    price  rental transaction     asset    asset     transaction

Dollar Thrifty       Plan Sponsor/       Participant
Automotive           Plan                contributions
Group, Inc.          Administrator       ($31,517) not
                                         deposited
                                         on a timely basis     N/A      N/A    N/A       N/A           N/A      N/A         N/A


DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000
------------------------------------------------------------------------------------------------------------------------------------


                                                                         (c)
                       (b)                           Description of Investment Including                                      (e)
           Identity of Issue, Borrower,          Maturity Date, Rate of Interest, Collateral,               (d)            Current
  (a)        Lessor or Similar Party                        Par or Maturity Value                           Cost            Value

   *   Bank of Oklahoma, N.A.                    American Performance Cash Management Fund,
                                                 189,211 units                                       $    189,211       $    189,211
       Dreyfus                                   Dreyfus Appreciation Fund, 182,834 units               7,952,910          7,850,897
       INVESCO Capital Management, Inc.          INVESCO Balanced Fund, 318,079 units                   5,304,950          5,362,811
       SEI Corporation                           SEI Prime Obligation Cash Fund, 3,944,054 units        3,944,054          3,944,054
       SEI Corporation                           SEI Bond Index Fund, 150,422 units                     1,547,779          1,579,435
       SEI Corporation                           SEI S&P 500 Index Portfolio, 292,404 units            10,044,961         11,944,706
       T. Rowe Price Investment Services, Inc.   T. Rowe Price New Horizons Fund, 171,273 units         4,385,750          4,091,708
       Templeton Mutual Funds                    Templeton Foreign Fund, 150,750 units                  1,525,948          1,558,757
   *   Dollar Thrifty Automotive Group, Inc.     Dollar Thrifty Automotive Group, Inc. Stock,
                                                 38,845 shares                                            643,540            732,255
                                                                                                     ------------       ------------
                                                                                                       35,539,103         37,253,834
   *   Plan participants                         Participant loans (1)                                  2,152,085          2,152,085
                                                                                                     ------------       ------------
       Total investments                                                                             $ 37,691,188       $ 39,405,919
                                                                                                     ============       ============

   *   Issuer is a party-in-interest to the Plan.




(1) Individual participant loan balances are not separately disclosed because of the confidential nature of the loans and because participants are borrowing funds from their own vested accounts. Interest rates on the participant loans at December 31, 2000 range from 6.9% to 9.3% with maturities through September 2015.



                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, Dollar Thrifty Automotive Group, Inc., as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                             DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
                             RETIREMENT SAVINGS PLAN

                             By:      Dollar Thrifty Automotive Group, Inc.

Date: June 28, 2001          By: /s/ STEVEN B. HILDEBRAND
                             ----------------------------
                             Name:    Steven B. Hildebrand
                             Title:   Executive Vice President and Chief
                                      Financial Officer

                                INDEX TO EXHIBITS
                                -----------------

Exhibit No.                            Description
-----------                            -----------

23.15 Consent of Deloitte & Touche LLP regarding Registration Statement on Form S-8, Registration No. 333-89189